Exhibit 99.1

This presentation (“Presentation”) is provided by SIGNA Sports United N.V. (“SSU”, and together with its consolidated subsidiaries, the “Group”) for informational purposes only. The information contained herein does not purport to be all-inclusive and neither the Company nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. This Presentation, and other statements that the Group may make, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding: the Group’s intent, belief or current expectations; future events; the estimated or anticipated future results an revenues of the Group; future opportunities for the Group; future planned products and services; business strategy and plans; objectives of management for future operations of the Group; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on the current expectations, beliefs and assumptions of the Group’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Group’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations. Forward-looking statements speak only as of the date they are made, and the Group assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. This Presentation is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. SIGNA SPORTS UNITED 2

(1) (2) PF LTM Revenue PF LTM Gross Margin PF LTM Adjusted EBITDA 2.6% of LTM Net Revenue PF LTM Active Customers PF LTM Net Orders PF LTM AOV Source: Company information. Note: SSU financial year end as of 30-Sep-21 and LTM refers to twelve-month period ending 31-Dec-21. Metrics pro forma for WCRC, Midwest Sports and Tennis Express. WCRC closed concurrently with de-SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (1) Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. (2) Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and SIGNA SPORTS UNITED 3 amortization adjusted for material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

BUSINESS HIGHLIGHTS Q1 FY22

MARKET UPDATE	– Industry lapping period of powerful growth augmented by COVID-19 demand – Continued severe shortage in full-bike inventory amidst **COVID-19 supply disruptions** offsetting growth – Inflationary environment weighing on global consumer spend, most impactful in U.K. market – Acceleration of government initiatives to enable cycling and e-mobility contributing to unchanged positive mid-term growth outlook
BUSINESS UDPATE	– Recently closed acquisitions **meaningfully augment strength of SSU** group platform resulting in continued top-line growth in the face of severe supply chain disruptions – Offsetting weakness in full-bike category by driving **market share gains** in less-impacted categories, resulting in meaningful **active customer growth** to 7.4M LTM (+76% PF YoY) – **Net conversion remains elevated** (~+40bps YoY) leading to **strong net order growth** – **+11% net revenue growth** in Q1 FY22 and +15% YoY net revenue growth excl. full-bike (Incl. Tennis: +43%, Outdoor Equipment: +20%) – Stable gross profit margin in Q1 despite COVID-19 driven margin spike in Q1 FY21 and **continued gross profit margin expansion** on LTM basis as mix-effect of items sold favors higher margin categories (vs full-bike) – Adj. EBITDA decline due to heightened customer acquisition investment **to drive market share**, elevated logistics cost ratio and normalized personnel cost ratio vs. COVID-19 affected ratios in Q1 FY21
OTHER	– Expansion in **core geographies** (DACH / Southern Europe) with further **geographic net revenue diversification** in Q1 FY22, particularly in the US with Midwest Sports / Tennis Express acquisitions – **Steady expansion** of connected retail network (~500 connected stores in Bike / Outdoor) – **Flagship tennis stores** opened across France, Italy, and Spain

SIGNA SPORTS UNITED 4

Pro Forma For Closed Acquisitions Recently closed acquisitions (M) meaningfully augment scale of SSU platform Targeted marketing spend Q1 FY22 YoY Growth resulted in strong customer Q1 FY21 growth and conversion, YoY Growth leading to 5.3M organic active customers (25% YoY growth), 7.4M PF for recently closed acquisitions Reported traffic growth despite decline in pro forma organic traffic due to supply Q1 FY20 Q1 FY21 PF Q1 FY22 constraints and lapping Covid driven lockdowns Slightly lower Q1 FY22 AOV PF Q1 PF LTM vs. LTM Q1 FY21 YoY vs. FY20 LTM FY21 YoY FY22 FY22 FY20 stemming from lower full-bike contribution, offset by Total Visits (M) 64.5 84.6 31% 72% 265.5 405.4 53% 90% growth in conversion and Net Orders (M) 1.5 2.4 62% 132% 5.9 11.1 88% 152% net orders Net AOV (€) 98.7 97.5 (1%) 5% 101.9 101.5 (0%) 3% Source: Company information. Note: Q1 FY22 and LTM FY22 metrics pro forma for the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions assuming ownership for the entire period. For historical comparison of PF metrics, please see Appendix. SIGNA SPORTS UNITED 5

RESILIENT FINANCIAL PERFORMANCE IN Q1 FY22

NET REVENUE

(M)


15% YoY growth excluding full-bike category
44.7%
Q1 FY21 YoY Growth
10.6%
Q1 FY22 YoY Growth
€133
€192
€213
Q1 FY20
Q1 FY21
Q1 FY22

	Q1 FY21	Q1 FY22	YoY	vs. FY20
Net Revenue (€M)	€192.2	€212.6	11%	60%
Gross Profit (€M)	71.7	78.9	10%	73%
Gross Profit Margin	37.3%	37.1%	(15)bps	284bps
Adj. EBITDA (€M)	9.6	(11.7)	(222%)	182%
Adj. EBITDA Margin	5.0%	(5.5%)	NM	(237)bps


24% YoY growth excluding full-bike category
36.2%
LTM FY21 YoY Growth
17.0%
LTM FY22 YoY Growth
€560
€763
€892
LTM FY20
LTM FY21
LTM FY22

	LTM FY21	LTM FY22	YoY	vs. LTM FY20
Net Revenue (€M)	€762.6	€892.4	17%	59%
Gross Profit (€M)	280.2	346.4	24%	79%
Gross Profit Margin	36.7%	38.8%	208bps	420bps
Adj. EBITDA (€M)	28.3	6.4	(78%)	NM
Adj. EBITDA Margin	3.7%	0.7%	(300)bps	70bps

Recent acquisitions offer **significant additional scale**

Net revenue **growth in Q1 FY22 of 11%**, aided by WCRC contribution with organic growth limited amidst supply constraints

Stable gross margin in Q1 despite Covid driven margin spike in Q1 FY21 and **~200bps expansion** on LTM basis

Adj EBITDA margin decline in Q1 due to **heightened customer acquisition investment** to drive market share gains and strong customer growth while lapping strong lockdown driven demand spike in Q1 FY21

Elevated logistics costs, normalization of **personnel expenses** compressing margins further

Note: All metrics exclude the impact of Tennis Express acquisition, inclusive of Midwest Sports from May 1st, 2021 and WiggleCRC as of December 15th, 2021
Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. For reconciliation to nearest IFRS financial metrics, see Appendix.

SIGNA SPORTS UNITED
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FY22 GUIDANCE & OUTLOOK UNCHANGED

FY22 GUIDANCE

NET REVENUE
(M)



Confirming previous management assessment
€1,400 - €1,550
€1,362
€872
FY21A
PF FY21
PF FY22E

MARKET / BUSINESS UPDATE

- Favorable structural megatrends remain, double digit topline growth expected to return once supply chain pressures ease towards the end of CY22
- Uncertainty relating to consumer demand against inflationary backdrop, COVID-19, and geo-political developments
- Expect H1 FY22 to see negative organic growth on a pro forma basis; comping against strong lock-down induced H1 FY21 and full-bike supply constraints. Anticipated return to organic growth expected from Q3 FY22

BUSINESS PRIORITIES

- Focus on further penetration into U.S.
- Consolidate strong market positions in key European markets
- Leverage expanded fulfilment network to better serve key markets
- Natural consolidator well positioned to pursue M&A pipeline, near-term focus on realizing WCRC topline synergies and expanding Owned Brand portfolio
- Building foundation for marketplace business to launch in late CY22

Note: Financials pro forma for WiggleCRC, Midwest Sports and Tennis Express transactions assuming a full fiscal year of ownership.

SIGNA SPORTS UNITED 7

LONG TERM TARGET FINANCIAL MODEL

FINANCIAL TARGETS OVERVIEW

	PF FY21[1]	LONG TERM	
E-commerce			
Gross Margin	38.9%	37 – 39%	✓ Dynamic pricing ✓ Improving wholesale economics ✓ Private label share
Personnel	(10.1%)	(8) – (10) %	✓ Increased automation
Logistics	(10.3%)	(8) - (9)%	✓ Logistics efficiencies
Marketing	(7.0%)	(5) – (6) %	✓ Growing repeat share
IT / Other	(6.2%)	(4) – (6) %	
E-Commerce Adj. EBITDA[2]	**5.4%**	**8 – 10%**	✓ Close to target in core markets today
Platform Adj. EBITDA[3]		**30+%**	✓ Advertising / 3P Models
Group Adj. EBITDA	**5.4%**	**12 – 15%**	✓ Platform target 15% of Net Revenues
Capital Intensity[4]	**2.7%**	**<3%**	✓ Scale fulfilment capacity

Source: Company Information.
Note: Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. Cost breakdown subject to preliminary cost mapping of acquired businesses. (1) Pro forma for WCRC, Midwest Sports and Tennis Express acquisitions. WCRC closed concurrently with the de-SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (2) Own e-commerce business. (3) Platform includes RMS and Marketplace businesses. (4) Capital Intensity defined as Capex as a % of Net Revenue.

SIGNA SPORTS UNITED 8

Large, fragmented sports retail market with high long-term growth in focus verticals Market leading sports specialist webshop brands with ~7M+ active customers Robust, double digit organic growth with demonstrated ability to enter new markets Proven unit economics and expanding margins Unique global consolidation opportunity based on proven playbook Accretive, technology-driven platform and ecosystem expansion SIGNA SPORTS UNITED 9

KEY PERFORMANCE INDICATORS

	Legacy SSU											Pro Forma SSU					
	Q1 FY20	Q2 FY20	Q3 FY20	Q4 FY20	FY2020	Q1 FY21	Q2 FY21	Q3 FY21	Q4 FY21	FY2021	Q1 FY22	Q1 PF FY21	Q2 PF FY21	Q3 PF FY21	Q4 PF FY21	FY2021	Q1 PF FY22
LTM Active Customers (M)	3.2	3.3	3.6	3.9	3.9	4.2	4.5	5.0	5.1	5.1	5.3	7.0	7.3	7.4	7.4	7.4	7.4
YoY Growth	*17.0%*	*14.6%*	*22.7%*	*27.1%*	*27.1%*	*30.1%*	*37.5%*	*37.9%*	*31.9%*	*31.9%*	*25.4%*	*22.3%*	*27.5%*	*18.9%*	*12.7%*	*12.7%*	*6.0%*
Total Visits (M)	49.1	48.4	78.4	74.2	250.2	64.5	61.9	72.5	75.5	274.4	58.1	115.0	105.1	110.8	105.0	435.9	84.6
YoY Growth	*14.3%*	*8.0%*	*32.7%*	*22.6%*	*20.6%*	*31.3%*	*27.8%*	*(7.5%)*	*1.7%*	*9.7%*	*(9.9%)*	*20.7%*	*13.6%*	*(25.7%)*	*(19.8%)*	*(6.8%)*	*(26.5%)*
Net Orders (K)	1,049	973	1,662	1,768	5,451	1,502	1,387	2,031	2,135	7,056	1,602	2,803	2,483	3,119	3,050	11,455	2,435
YoY Growth	*16.0%*	*17.9%*	*35.8%*	*36.1%*	*28.2%*	*43.2%*	*42.6%*	*22.2%*	*20.8%*	*29.4%*	*6.7%*	*39.3%*	*33.1%*	*(3.8%)*	*(2.3%)*	*11.8%*	*(13.1%)*
AOV (EUR)	€93.2	€96.0	€111.4	€98.8	€101.1	€98.7	€106.4	€104.5	€94.3	€100.6	€94.7	€99.6	€105.1	€105.5	€97.6	€101.9	€97.5
YoY Growth	*3.8%*	*1.8%*	*5.8%*	*(0.1%)*	*3.2%*	*6.0%*	*10.8%*	*(6.2%)*	*(4.5%)*	*(0.5%)*	*(4.0%)*	*5.2%*	*12.1%*	*1.9%*	*(2.1%)*	*3.1%*	*(2.2%)*

Source: Company information.
Note: Legacy SSU excludes the impact of WiggleCRC, Tennis Express acquisitions. Midwest Sports included from 09-May-2021. Pro Forma SSU includes full-year impact of WiggleCRC, Midwest Sports, and Tennis Express acquisitions.

SIGNA SPORTS UNITED 11

SSU Q1 FY2022 Pro Forma Adjustments EUR in millions SSU (-) WCRC Stub SSU SA €212.6 (€13.7) €198.9 Net Revenue % Growth 10.6% 3.5% (-) Cost of Materials (133.7) 9.1 (124.6) €78.9 (€4.6) €74.3 Gross Profit % Margin 37.1% 33.9% 37.4% (-) Marketing Expense (21.0) 0.6 (20.4) (-) Logistics (23.8) 1.4 (22.4) (-) Employee Costs (29.6) 1.7 (28.0) (-) IT & Other Expenses (16.2) 0.7 (15.5) (€11.7) (€0.3) (€12.0) Adj. EBITDA % Margin (5.5%) 2.1% (6.0%) Source: Company information. SIGNA SPORTS UNITED 12

Q1 Q1 FY21 FY22 Net Loss (€1.4) (€165.0) Income Tax Benefit 0.2 (3.8) Earnings before tax (EBT) (€1.2) (€168.8) Share of results of associates 0.3 0.3 Finance income (0.0) (3.3) Finance costs 1.7 1.7 Depreciation and amortization 7.5 9.0 EBITDA €8.3 (€161.1) Total EBITDA Adjustments 1.3 149.4 Transaction related charges – 0.6 (1) Reorganization and restructuring costs 0.5 120.8 Consulting fees 0.7 22.3 Share-based compensation – 5.4 Other material one-time items 0.1 0.4 Adj. EBITDA €9.6 (€11.7) Note: All metrics exclude the impact of Tennis Express and WiggleCRC acquisitions. Midwest Sports contribution included from 01-May-21. (1): In accordance with IFRS 2, the value of 12.6 million shares issued to Yucaipa Acquisition Corporate as part of the business combination in excess of Yucaipa’s net assets must be expenses on SSU consolidated income statement. . SIGNA SPORTS UNITED 13

# of Shares % of Total SSU Existing Shareholders 252.4 75.4% Cash on Balance Sheet (Dec 2021A) €139 WiggleCRC Sellers 31.0 9.3% SPAC + PIPE Shareholders 49.8 14.9% Debt Summary Other 1.3 0.4% Revolving Credit Facility €100 Total Basic Shares Outstanding 334.5 100.0% Bank Loans 8 Total SSU Debt €108 Dilutive Securities SSU Net Debt (€31) Warrants Breakdown Strike Amount Public Warrants $11.50 11.5 Leverage Summary Sponsor Warrants $11.50 5.9 PF LTM Adj. EBITDA €34 Total Warrants 17.4 Net Leverage (0.9x) Source: Company information. Note: For further information on terms of warrants, see page 182 of SEC filing. (1): Excludes 51.0M earnout shares issuable to SISH upon meeting certain share price targets. Earnout shares are split into six equal tranches of 8.5M shares issuable at SSU common stock share prices of $12.50, $15.00, $17.50, $20.00, $22.50, and $25.00. SIGNA SPORTS UNITED 14

KPI Definition Customers with one or more purchases within the last 12 months, irrespective of Active Customers cancellations or returns Number of visits including mobile and website. Cut off at 30 minutes of inactivity and at date change. Total Visits Not cut off at channel change during session Net Orders Orders post cancellations and returns Net AOV Total online revenue (excluding sales partners) divided by net orders (post cancellations and returns) Online revenue (excluding sales partners) equal to net orders (post cancellations and Net Online Revenue returns) multipled by Net AOV Platform Revenue Revenue derived from non-1P E-commerce business models (i.e. retail media sales, marketplace) Gross Profit Net revenues less cost of materials adjusted for extraordinary write-offs Consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for Adjusted EBITDA material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses SIGNA SPORTS UNITED 15

SSU Investor Relations https://investor.signa-sportsunited.com SSU Investors Contact Matt Chesler, CFA Allison + Partners matt.chesler@allisonpr.com +1 646 809 2183 SIGNA SPORTS UNITED 16